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                          March 21, 2024

       J. Paul Rollinson
       Chief Executive Officer
       Compania Minera Mantos de Oro
       Kinross Gold Corporation
       25 York Street, 17th Floor
       Toronto,Ontario, Canada M5J 2V5

                                                        Re: Compania Minera
Mantos de Oro
                                                            Registration
Statement on Form S-4
                                                            Filed March 12,
2024
                                                            File No. 333-277848

       Dear J. Paul Rollinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Robert G. DeLaMater,
Esq.